UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

MiMedx Group, Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

602496 10 1

(CUSIP Number)

Rogers & Hardin LLP

229 Peachtree Street, N.E.

2700 International Tower

Atlanta, GA 30303-1601

Attn: Lori A. Gelchion

(404) 420-4646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act) or otherwise subject to the liabilities of the that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

CUSIP No. 602496 10 1

1.	NAMES OF REPORTING PERSONS Parker H. Petit
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,205,755
	8.	SHARED VOTING POWER 104,840[1]
	9.	SOLE DISPOSITIVE POWER 4,205,755
	10.	SHARED DISPOSITIVE POWER 104,840[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,310,595
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Includes 24,840 shares owned by The Petit Family Foundation (the “Foundation”), a charitable organization for which Mr. Petit and his wife serve as Trustee. Each Trustee may be deemed to have voting and investment control over the Foundation’s shares. Mr. Petit has no pecuniary interest in the shares owned by the Foundation and disclaims beneficial ownership. Also includes 80,000 shares owned by Mr. Petit’s spouse individually.

2 Based on 109,347,613 shares of common stock, par value $0.001 per share (“Common Stock”), of MiMedx Group, Inc. (the “Issuer”) outstanding as of December 31, 2017. This number of outstanding shares was provided by the Issuer to Mr. Petit in connection with the filing of his Amendment No. 8 to Schedule 13D/A on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the Securities and Exchange Commission.

Page 3 of 6 Pages

Explanatory Note

This Amendment No. 9 amends and supplements the Schedule 13D filed by Parker H. Petit (“Mr. Petit”) on March 6, 2009 (the “Schedule 13D”), as subsequently amended by Amendment No. 1 to the Schedule 13D filed on June 18, 2009 (“Amendment No. 1”); Amendment No. 2 to the Schedule 13D filed on January 13, 2010 (“Amendment No. 2”); Amendment No. 3 to the Schedule 13D filed on January 23, 2013 (“Amendment No. 3”); Amendment No. 4 to the Schedule 13D filed on January 21, 2014 (“Amendment No. 4”); Amendment No. 5 to the Schedule 13D filed on February 12, 2015 (“Amendment No. 5”); Amendment No. 6 to the Schedule 13D filed on January 26, 2016 (“Amendment No. 6”); Amendment No. 7 to the Schedule 13D filed on January 25, 2017 (“Amendment No. 7”); and Amendment No. 8 to the Schedule 13D filed on February 6, 2018 (“Amendment No. 8” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the “Prior Amendments”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D, as amended by the Prior Amendments.

Item 1.	Security and Issuer.

This statement on Schedule 13D/A (the “Schedule 13D/A”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of MiMedx Group, Inc., a Florida corporation (the “Issuer”). The Issuer’s business address is 1775 West Oak Commons Ct. N.E., Marietta, GA 30062.

Item 2.	Identity and Background.

(a)	This Schedule 13D/A is filed by Parker H. Petit.

(b)	Mr. Petit’s address is 1650 Cox Road, Roswell, Georgia 30075.

(c)	Mr. Petit’s principal occupation is private investor.

(d)	Mr. Petit has not, during the last five years, been convicted in a criminal proceeding.

(e)	Mr. Petit has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, Mr. Petit became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Petit is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds or other consideration for Mr. Petit’s previous acquisitions of shares of Common Stock, convertible debt, warrants and options were reported in the Schedule 13D as filed on March 6, 2009, as amended by the Prior Amendments. After acquiring these shares, Mr. Petit pledged 517,469 shares of Common Stock to Oppenheimer & Co. to secure a margin loan, the outstanding balance of which was approximately $229,998.80 prior to its repayment and the release of the pledged shares in July 2018.

As previously reported in the Schedule 13D and the Prior Amendments, Mr. Petit was granted options and restricted stock by the Issuer as compensation for Mr. Petit’s services as Chairman of the Board and Chief Executive Officer. Mr. Petit acquired shares of Common Stock through the exercise of such options (by payment of the applicable exercise price to the Issuer) and through the vesting of such restricted stock awards in accordance with their terms. Mr. Petit also purchased shares of Common Stock in the open market in 2015 and 2016. See Item 4 of this Schedule 13D/A for certain information regarding Mr. Petit’s separation from the Issuer and related matters.

Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated herein by reference.

As previously reported in the Prior Amendments, Mr. Petit acquired Common Stock for investment purposes through the Issuer’s various private placements of stock, warrants and convertible debt in 2009, 2010 and 2011, and the exercise of such warrants and the conversion of such convertible debt. Additionally, the Issuer granted options and restricted stock to Mr. Petit as compensation for his services as Chairman of the Board and Chief Executive Officer. Mr. Petit acquired shares of Common Stock through the exercise of such options (by payment of the applicable exercise price to the Issuer) and through the vesting of such restricted stock awards in accordance with their terms. Further, Mr. Petit also purchased shares in the open market in 2015 and 2016.

Mr. Petit resigned as the Issuer’s Chief Executive Officer and Chairman of the Board effective June 30, 2018 and as a director of the Issuer effective September 20, 2018. On September 20, 2018, the Issuer informed Mr. Petit and publicly announced, among other things, that the Board determined that: (i) Mr. Petit’s termination of employment with the Issuer be treated as a termination “for cause”; and (ii) all equity and incentive awards outstanding under the Issuer’s incentive plans held by Mr. Petit are forfeited. Mr. Petit reserves all rights to challenge and contest these determinations and related matters, including the forfeiture of his awards.

Mr. Petit intends to participate in and influence the affairs of the Issuer through the exercise of voting rights with respect to his shares of Common Stock. From time to time, Mr. Petit intends to review the performance of his investments and to consider, explore and evaluate a variety of alternatives (the “Alternatives”), including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board or management of the Issuer; (e) efforts to cause the Issuer to hold its 2018 annual shareholder meeting; (f) a material change in the present capitalization or dividend policy of the Issuer; (g) any other material change in the Issuer’s business or corporate structure; (h) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (i) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (j) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (k) any action similar to any of those enumerated above.

In connection with Mr. Petit’s consideration, exploration and evaluation of the Alternatives, Mr. Petit is participating in, and expects to continue to participate in, discussions with existing shareholders of the Issuer as well as other interested parties regarding the matters identified in clauses (a) through (k) above. In addition, Mr. Petit is in the process of engaging one or more financial advisors to assist him in his consideration, exploration and evaluation of such matters.

Any Alternatives that Mr. Petit may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of Mr. Petit. Mr. Petit has not determined a target date or timeline for the completion of his consideration, exploration and evaluation of any Alternative. There is no assurance that Mr. Petit will decide to pursue any Alternative, or that any Alternative Mr. Petit may choose to pursue would be approved by the Issuer or its shareholders (if applicable), or that any Alternative Mr. Petit may choose to pursue would be successfully completed.

Except as set forth above, Mr. Petit has no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Petit is 4,310,595. Of these shares: (i) 4,205,755 shares are owned directly by Mr. Petit; (ii) 24,840 shares are owned by the The Petit Family Foundation (the “Foundation”) as to which shares Mr. Petit disclaims beneficial ownership; and (iii) 80,000 shares are owned by Mr. Petit’s spouse individually. Mr. Petit’s beneficial ownership of 4,310,595 shares of Common Stock represents 3.94% of the outstanding shares of Common Stock, based on 109,347,613 shares of Common Stock outstanding as of December 31, 2017. This number of outstanding shares as of December 31, 2017 was provided by the Issuer to Mr. Petit in connection with the filing of his Amendment No. 8 on February 6, 2018. Since such date, the Issuer has not reported its number of outstanding shares of Common Stock in any filing made by the Issuer with the Securities and Exchange Commission.

Page 5 of 6 Pages

(b)	Of the 4,310,595 shares of Common Stock beneficially owned by Mr. Petit, he has: (i) sole voting and sole dispositive power with respect to 4,205,755 shares owned by him directly; and (ii) shared voting and shared dispositive power with respect to (x) 24,840 shares owned by the Foundation and (y) 80,000 shares owned by Mr. Petit’s spouse individually. The Foundation is a charitable organization for which Mr. Petit and his wife serve as Trustee. Each Trustee may be deemed to have voting and investment control over the Foundation’s shares. Mr. Petit has no pecuniary interest in the shares owned by the Foundation and disclaims beneficial ownership of these shares.

(c)	On September 20, 2018, the Board notified Mr. Petit that all equity and incentive awards outstanding under the Issuer’s incentive plans held by Mr. Petit are forfeited. As of such date, Mr. Petit held options to purchase 2,867,820 shares of Common Stock and 361,667 shares of unvested restricted stock, which stock vested on various dated between February 2019 and February 2021 (collectively, the “Outstanding Awards”). Mr. Petit reserves all rights to challenge and contest the forfeiture of his equity and incentive awards.

(d)	Not applicable.

(e)	Assuming the forfeiture of the Outstanding Awards as of September 20, 2018, Mr. Petit ceased to beneficially own more than 5% of the Common Stock on such date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 through 5 of this Schedule 13D/A is hereby incorporated herein by this reference. Except as described in this Schedule 13D/A, there are as of the date of filing of this Schedule13D/A no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 above and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 9, 2018
(Date)

/s/ Parker H. Petit
(Signature)

Parker H. Petit

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See U.S.C. 1001)